H. GRADY THRASHER, IV
d: 404-760-6002
gthrasher@jtklaw.com

January 14, 2011

Kenya Gumbs, Staff Accountant
U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re: ColorStars Group (the “Company”) Amendment No. 3 to Form 10-12G/A Filed December 7, 2010 File No. 000-54107

Dear Ms. Gumbs:

     On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2010 (the “Letter”) relating to the above referenced Amendment No. 3 to Form 10-12G/A (“Amendment No. 3”) filed with the Commission on December 7, 2010.

     We have provided a copy of Amendment No. 4 to Form 10-12G/A (“Amendment No. 4”), clean and marked to show changes from Amendment No. 3, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

Financial Information, page 20

1. Please include disclosure within this section explaining your reasons for acquiring controlling interests in Fin-Core and Jun Yee in 2009 and then disposing of these interests in July and November 2010. Explain how the loss of the consolidated revenues from these entities will cause your future results of operations to differ from historical results.

Response: On pages 21-22 in the Financial Information section of Amendment No. 4, the Company has provided disclosure explaining its reasons for acquiring controlling interests in Fin-Core and Jun Yee in 2009 and then disposing of these interests in July and November 2010. Furthermore, the Company has provided an explanation of how the loss of the consolidated revenues from these entities will cause its future results of operations to differ from historical results.

Liquidity and Capital Resources, page 20

2. We note your response to comment four in our letter dated November 15, 2010. Based on your response, it appears that the disposition of your interest in Jun Yee will have a material impact on your financial condition. However, this is not clear from your disclosure. Please revise this section to discuss how the disposition impacts your liquidity and capital resources and debt position.

Response: On pages 21-22 in the Financial Information section of Amendment No. 4, the Company has revised this section to discuss how the disposition of the Company’s interest in Jun Yee impacts the Company’s liquidity, capital resources, and debt position.

3. Please provide a more detailed discussion of cash provided by and used in investing activities in 2010. For example, discuss the impact of your sale of your 30% interest in Fin-Core for $427,000 in cash in July 2010 and your offsetting investment activities during the nine months of 2010, such as your additional investment in Fin-Core in July 2010.

Response: On page 24 in the Financial Information section of Amendment No. 4, the Company has provided a more detailed discussion of cash provided by and used in investing activities in 2010.

Certain Relationships and Related Transactions, and Director Independence, page 35

4. We note your response to comment 10 in our letter dated November 15, 2010. However, we still do not understand how your purchase of securities in Anteya and Fin-Core from your CEO and his wife can be arm’s length transactions with no conflicts of interest. Please explain.

Response: Throughout Amendment No. 4, the Company has removed the term “arm’s length” when discussing how the purchase price for the equity interest in Jun Yee, Fin Core, and Anteya was determined.

Notes to the Consolidated Financial Statements for the fiscal years ended December 31, 2008 and December 31, 2009 Note 7 – Long term investment

5. We note your response to comment 29 from our prior comment letter dated September 28, 2010. Please tell us in detail how the company came to an agreement on the value of the shares acquired; particularly for the shares acquired on January 6, 2008 and January 10, 2008. Tell us what methodology was used to value the shares and explain the 83% decline in value between January 6, 2008 and January 10, 2008. Given the company and Anteya have the same President, it appears the significant dilution of shares as a result of the January 10, 2008 transaction would or should have been considered in the negotiation of the purchase on January 6, 2008. If a portion of the amount paid to Mr. Wei-Rur Chen and/or his wife was for another purpose, such as compensation, then you should account for it as such rather than as part of the cost of the investment.

Response: The Company has provided below a detailed step by step account of how the Company came to an agreement on the value of the shares acquired, particularly for the shares acquired on January 6, 2008 and January 10, 2008. Furthermore, within the following detailed account, the Company has described the methodology used to value the shares and has provided an explanation of the 83% decline in value between January 6, 2008 and January 10, 2008.

A. The Company and Anteya did not have the same president in January 2008 when the initial acquisitions were made nor do they currently have the same president. Mr. Wei-Rur Chen is only the president of the Company and was never the president of Anteya at any time. There was no relationship between the two different company presidents at any time.

B. Anteya was formed on January 16, 2003 with a fully paid-in capital of NTD15,000,000 (USD $500,000). The total shares issued were 1,500,000 shares with a fully paid-in nominal share value of NTD10 (USD $0.33) per share. The total outstanding shares of Anteya on Jan. 6, 2008 when the Company made the initial acquisition were still 1,500,000 shares.

C. Before January 6, 2008, Anteya had been awarded seven different patents. These patents range from LED packaging method to LED lamp structures and LED control system structures. As LED lighting is a new technology and Anteya was one of the very few early developers in this industry, these patents became very valuable and became the corner stones for many future product developments.

D. The management of the Company had reviewed the most recent similar acquisition transactions in the US/Canada market before the acquisition of the Anteya shares, on January 6, 2008, as listed below:

             (1) Philips acquired Color Kinetics (Nasdaq CLRK) for $791 million on Aug. 29, 2007.

             (2) Philips acquired TIR (TO TIR) in Canada for C$75 million on Mar. 13, 2007.

Based on the business judgment of the Company’s management, it was believed that Anteya's company value was well over USD $3 million, which was only a small fraction (0.4% of CLRK, and 1.3% of TIR) of the above sample acquisitions. The Anteya shares were valued at USD $2.00 per share for the total outstanding shares of 1,500,000 shares at that time.

E. Anteya had been the Company's most important partner in design and manufacturing of LED lighting products for the Company. The Company purchased a total value of USD $700,000 from Anteya in 2007, which was 87.5% of the total purchase value of the Company in 2007. The Company purchased a total value of USD $1,061,506 from Anteya in 2008 which is 76.2% of the total purchase value of the Company in 2008. It is important for the Company to have substantial equity in Anteya as strategic investment so as to maintain stable supply of goods and future development of new products for the Company.

F. For many private Taiwanese companies, new shares are issued by the company at the par value of NTD$10 (USD $0.33) per share. Many companies also permit employees have the option of subscribing up to 10% equity and all of the existing shareholders will subscribe the rest of the new shares based on their equity percentage. Outsiders without any equity in a company do not have the privilege or qualification for subscribing any new shares. In late 2007, the Company learned about Anteya's plan for issuing new shares in early 2008.

In order to participate in this upcoming investment opportunity of Anteya, the Company would need to secure existing shares from Anteya's shareholders first. The Company offered to buy existing shares for USD $2.00 per share, which was considered to be fair value at that time, to all of the existing shareholders of Anteya. No one was willing to sell shares to the Company, except Mr. Wei-Rur Chen and his spouse. The Company acquired a total of 174,000 shares at a total consideration of USD $343,602 or (USD $1.97/share) from Mr. Chen and his spouse on Jan. 6, 2008. After the completion of this initial acquisition, the Company owned 11.6% equity in Anteya.

G. On Jan. 10, 2008, Anteya issued a total of 3,500,000 new shares to its employees and existing shareholders at the price of NTD$10 (USD $0.33) per share for an overall capital increase of NTD$35,000,000 (USD $1,166,666). While 500,000 shares were reserved for Anteya's employees, 3,000,000 shares were issued to the shareholders, and the Company was entitled and qualified to subscribe 3,000,000 x 11.6% = 348,000 shares at NTD$10 (USD $0.33) per share for a total value of $114,840. The subscription price of NTD$10 (USD $0.33) per share is the par value of the shares and is frequently used by most Taiwanese private companies, as the share price issued to all of the shareholders. It does not necessarily represent the true value of the issued shares or the market value of the shares, if there is one. In the Anteya case, it did not mean that Anteya's share value decreased from $1.97 on Jan. 6, 2008 when the Company bought 174,000 shares from Mr. Wei-Rur Chen, to only $0.33 per share on Jan. 10, 2008 when Anteya issued new shares to its employees and existing shareholders. In view of Anteya's share value of $2 per share for its outstanding 1,500,000 shares before it issued the 3,500,000 new shares on Jan. 10, 2008, the average share value after the issuance of the 3,500,000 new shares at $0.33 per share could be calculated using the formula below:

Share Value after Jan. 10, 2008 = ($2.00 x 1,500,000 + $0.33 x 3,500,000) / 5,000,000 =

$0.831

This became the minimum bench mark price after Jan. 10, 2008 for any private share purchase transactions among Anteya's shareholders.

H. The price the Company paid to Mr. Chen and his wife for the purchase of the Anteya shares on Jan. 6, 2008 was considered as fair value using the best knowledge and market information available to the management. No portion of it was considered as compensation to Mr. Chen of any kind or for any other purposes.

Notes to Consolidated Financial Statements for the fiscal quarter ended September 30, 2010 Note 5 – Long term investment

6. We note your response to comment 12 from our comment letter dated November 15, 2010, however we continue to find the presentation of your equity method investments confusing. Please revise your table to separately identify each of your equity method investments and correct your line-item descriptions.

Response: With respect to Note 5—Long term investment, the Company has revised its table to separately identify each of its equity method investments and has corrected its line-item descriptions.

7. Further, you include a provision for impairment in the table without any identification as to what investment or period it applies to. Please revise to clarify and consider only including this line item in the period in which the impairment is taken and adjusting the carrying value going forward. Also expand your disclosure to explain the reasons the $260,000 impairment was taken in 2008 and why the impairment was necessary, particularly considering the investment was made during that same year.

Response: The Company has revised Note 5—Long term investment in accordance with the Staff’s comment #7.

     Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

     If you have any questions regarding our changes in accordance with the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

                                                                               Very truly yours,

                                                                               JOYCE, THRASHER, KAISER & LISS, LLC

                                                                               /s/ H. Grady Thrasher, IV

                                                                               H. Grady Thrasher, IV

January 14, 2011

Kenya Gumbs, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re: ColorStars Group (the “Company”) Amendment No. 3 to Form 10-12G/A Filed December 7, 2010 File No. 000-54107

Dear Ms. Gumbs:

     In connection with the letter filed by our securities counsel on January 14, 2011 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated December 20, 2010, the Company acknowledges the following:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing of Amendment No. 4 to Form 10-12G/A;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ColorStars Group

/s/ Wei-Rur Chen

Wei-Rur Chen President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. ~~3~~4
to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) of (g) of The Securities Exchange Act of 1934

COLORSTARS GROUP

(Exact name of registrant as specified in its charter)

Nevada                                                                                                                                                               06-1766282
(State or other jurisdiction or of incorporation or organization)                                           (I.R.S. Employer Identification No.)

10F, No. 566 Jung Jeng Rd. Sindian City, Taipei County 231 Taiwan, R.O.C.                                              N/A
(Address of principal executive offices)                                                                                                        (Zip Code)

Registrant’s telephone number, including area code:                                                                    (989) 509-5924
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                                                                                              Name of each exchange on which
to be so registered                                                                                                                  each class is to be registered

None

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
                                                                                                         (Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and
“smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]                                                               Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if small reporting company)            Smaller reporting company [ X ]

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to "ColorStars," the "Company," "we," "our" or
"us" means ColorStars Group.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These "forward-looking statements"
can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan,"
"will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under Risk
Factors." Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

Item 1. Description of Business.

(a) Business Development.

We were initially incorporated in the Province of Ontario, Canada on January 21, 2005. On November 3,
2005, we converted to a Nevada corporation.

On July 24, 2005, we entered into an acquisition agreement with ColorStars, Inc., a Taiwanese corporation
(“ColorStars Taiwan”), pursuant to which, on February 14, 2006, the shareholders of ColorStars Taiwan were issued shares of our Company in exchange for their shares of ColorStars Taiwan. This resulted in ColorStars Taiwan becoming a wholly owned subsidiary of the Company. Specifically, for each share of common stock outstanding of
ColorStars Taiwan (1,500,000 shares of ColorStars Taiwan were issued and outstanding at such time), 20 shares of our common stock were issued in exchange for each such share (the aggregate of 30,000,000 shares of our common stock).

(b) Recent Transactions.

On March 20, 2009, ColorStars Taiwan acquired 50.40% of the outstanding common shares of Fin-Core
Corporation, a Taiwanese corporation (“Fin-Core”) for a cash consideration of US $468,262.00. This resulted in
Fin-Core becoming a subsidiary of us. The purchase price for the common shares of Fin-Core was determined through private~~, arm’s length~~ negotiations between the parties and was not based upon any specific criteria of value.
Fin-Core is principally engaged in the design and manufacturing of thermal management devices, the design and manufacturing of electrical and lighting devices and trade, and the import and export of electrical and lighting devices.

On July 7, 2010, ColorStars Taiwan sold 30.4% of its common shares of Fin-Core to Meiloon Industrial
Co., Ltd., a publicly traded company on the Taiwan Stock Exchange, for a cash offering of US $427,500.00. As a result of this transaction, ColorStars Taiwan now owns only 20% of the outstanding common shares of Fin-Core.

On August 5, 2009, ColorStars Taiwan acquired a 51% equity interest in Jun Yee Industrial Co., Ltd., a
Taiwanese corporation (“Jun Yee”) for a cash consideration of US $536,000.00. The purchase price for the equity interest in Jun Yee was determined through private~~, arm’s length~~ negotiations between the parties and was not based upon any specific criteria of value. Upon acquiring the equity interest, Jun Yee became a subsidiary of ours. The principal activity of Jun Yee is the manufacturing of LED light.

On November 26, 2010, ColorStars Taiwan entered into two related stock purchase agreements whereby
ColorStars Taiwan sold all of its shares of Jun Yee common stock to Mr. Ming-Chun Tung and Ms. Ming-Fong
Tung. Pursuant to the stock purchase agreement entered into with Mr. Ming-Chun Tung, ColorStars Taiwan sold
265,000 shares of its Jun Yee common stock to Mr. Ming-Chun Tung at a price per share of NTD $23.00 (USD
$0.76) for a total purchase price of NTD $6,095,000.00 (USD $200,427.00). Furthermore, pursuant to the stock purchase agreement entered into with Ms. Ming-Fong Tung, ColorStars Taiwan sold 500,000 shares of its Jun Yee common stock to Ms. Ming-Fong Tung at a price per share of NTD $23.00 (USD $0.76) for a total purchase price of
NTD $11,500,000.00 (USD $378,165.00). As a result of the transactions consummated above, Jun Yee is no longer our subsidiary.

(c) Business of Issuer.

Overview

We are a vertically integrated lighting company that develops light emitting diodes (“LED”) based lighting products for general consumer applications as well as LED lighting products for professional lighting installations.

Our LED lighting application development activity ranges from LED packaging to optical lens and heat management, from retrofit LED lamps and bulbs to lighting fixtures designed for general and special lighting applications.

Our website can be found at www.colorstars.com.

Products

Our current products include the following:

1. Light Sources: BOBBY™ Series

The BOBBY™ Series LED lamps are retrofit lamps using the patented Fin-Core™ aluminum housing.
Included in this series are the BOBBY™-AR111-WHT lamps, the BOBBY™-MR16-WHT lamps, the
BOBBY™-E26-WHT lamps, the BOBBY™-E27-WHT lamps, the BOBBY™-GU10-WHT lamps, the
BOBBY™-PAR30-WHT lamps and the BOBBY™-PAR38-WHT lamps. The operating life of the LEDs is estimated to be 70% of lumen maintenance after 35,000 hours.

• BOBBY™-AR111X-WHT-W lamps: This is a 15 watt LED AR111 lamp with an external driver
(750mA, 15W) for new fixtures. It has 6 high-power LEDs with a lumen output of 750 lumens. It is available with 25°, 40° or 60º beam angles (only available in warm white).

• BOBBY™-AR111-WHT-W lamps: This is a retrofit 12 watt LED AR111 lamp with a built-in driver. It is for existing AR111 fixtures. It has 6 high-power LEDs with a lumen output of 600 lumens.
It is available with 25°, 40° or 60 º beam angles (only available in warm white) (an optional 12VDC power supply or 12VAC transformer is required).

• BOBBY™-MR16-WHT lamps: The BOBBY™-MR16-WHT lamps are 5W high-power retrofit
MR16 lamps with a GU5.3 base and available in warm white (3000~3300k) and daylight white
(5500~6000k). The 15° beam angle lamp has a lumen output of 150~180 lumens and the lamps with
40° and 60° beam angles have a lumen output of between 220~280 lumens. A dimmable version of the BOBBY™-mr16-WHT is now available. The dimmable model can work with standard TRIAC and
LUTRON dimmes.

• BOBBY™-E26-WHT, BOBBY™-E27-WHT and BOBBY™-GU10-WHT lamps: These 6.3 watt retrofit lamps with an E26, E27 base and a GU10 base have a high lumen output of 260 lumens for warm white (2850~3050k) and 300 lumens for daylight white (5650~6300k). They are available with a
60° beam angle.

• BOBBY™-PAR30-WHT lamps: BOBBY™-PAR30-WHT lamps with an E27 or E26 base, are produced in two models. One model is an 8.5 watt lamp with SMD-type LEDs (63 chips) and a beam angle of 130°. The second model is an 11 watt lamp with 6 high-power LEDs and beam angles of either 25°, 40° and 60º. The lamps have a lumen output of 400 lumens (warm white) and 480 lumens
(daylight white). They are available in warm white (3000~3300k) and daylight white (5500~6000k).

• BOBBY™-PAR38-WHT-160: The BOBBY™-PAR38-WHT-160 is a 15 watt lamp with an E27 or
E26 base, SMD-type LEDs (196 chips) and a beam angle of 160°. It has a lumen output of 800 lumens
(warm white) and 1,000 lumens (daylight white). It is available in warm white (3000~3300k) and daylight white (5500~6000k).

• BOBBY™-PAR38-WHT-25: The BOBBY™-PAR38-WHT-25 is a 16 watt lamp with an E27 or E26 base, 9 high-power LEDs and a beam angle of 25°. It has a lumen output of 540 lumens (warm white)
and 620 lumens (daylight white). It is available in warm white (3000~3300k) and daylight white
(5500~6000k).

2. Light Sources: TRISTAR™ Series

The TRISTAR® Series LED lamps are retrofit lamps available in 9 single colors and white (cool white, daylight white and warm white). The TRISTAR® white lamps have a lumen output of 300~350 lumens. The
V series lamps TRISTAR® white lamps are dimmable lamps with an IR receiver. The TRISTAR®-IR1627
Remote Controller (or a line switch) can be used to dim the lamps using the controller's four light intensity keys
(25%, 50%, 75% or 100% brightness).

The TRISTAR® Series LED lamps have an estimated operating life of 70% lumen maintenance after
35,000 hours.

• TRISTAR® Series Single-Color LED Lamps: The high-power 5-watt single-color LED lamps are available with an E14, E17, E26, E27, GU10 or MR16 base and 9 single colors (red, green, blue, amber, cyan, light blue, grass green, magenta and purple).

• TRISTAR® Series White Lamps: High-power, 5-watt, retrofit white LED lamps are available in warm white (2900k ±100k), daylight white (5500k) and cool white (6500k) and E14, E17, E26, E27,
GU10 and MR16 bases. Lumen output ranges from 185~210 lumens.

• TRISTAR® Series Dimmable White Lamps: The V series TRISTAR® white lamps come with an
IR receiver that allows them to have a four-step dimming function. 25%, 50%, 75% or 100%
brightness levels can be set using the four light intensity keys of a TRISTAR®-IR1627 Remote
Controller.

• TRISTAR®-R3-WHITE: This is a 5-watt high-power retrofit LED MR16 lamp with a GU5.3 base. It is available in warm white (3100k), daylight white (5500k) and cool white (6500k) and a lumen output of 150~180 lumens. The lens model has a beam angle of 38.9° and the non-lens model has a beam angle of 47.5°.

• TRISTAR®-R4-WHITE: This is a newly launched 6-watt high-power retrofit LED MR16 lamp with a GU5.3 base. It is available in warm white (3100k), daylight white (5500k) and cool white (6500k)
and a lumen output of 280~300 lumens. The lens model has a beam angle of 38.9° and the non-lens model has a beam angle of 47.5°.

3. Light Sources: Other

• AQUA™-WHT Series: The AQUA™ -WHT Series are lamps with an IP68 rating for underwater applications. The AQUA™-WHT-60 is a 24V, 60-watt, IP68 rated lamp suitable for pool lighting.
This 90mm (dia.) x 120 mm (H) lamp has a 60° beam angle and a lumen output of 4,200~4,800 lumens. The AQUA™-WHT-30 is a 12V, 30-watt, IP68 rated lamp suitable for pool lighting. This
63.5mm (dia.) x 95 mm (H) lamp has a 60° beam angle and a lumen output of 2,100~2,400 lumens.
The AQUA™-WHT-15 is a `12V, 15-watt, IP68 rated lamp suitable for pool lighting. This 50mm
(dia.) x 65mm (H) lamp has a 60° beam angle and a lumen output of 1,050~1,200 lumens. Color temperatures available are warm white (3300K ±100K) and daylight white (5500K ±250K). The lamps come with a 5-meter cable and mounting brackets.

• EZSTAR™-Single-Color LED Modules: EZSTAR™-Single-Color LED modules are suitable for cabinet, accent and cove lighting and are available red, green, blue and amber, plus warm white (2900k
±100k) and daylight white (550k), and in lengths of 5 cm, 15 cm and 30 cm. EZSTAR™--WHT waterproof models with an IP67 protection rating are available.

• LUXMAN™-12 and LUXMAN™-36 Commercial Flood Lights: The 30-watt LUXMAN™-12 commercial flood light has 12 x 2.5-watt LEDs and a lumen output of 1,680 lumens. The 90-watt
LUXMAN™-36 has 36 x 2.5-watt LEDs and a lumen output of 5,040 lumens. These products are suitable for gas station, parking lot, entryway or lobby lighting.

• LUXMAN™- Wall Washer Series. LUXMAN™ Wall Washers with an IP67 rating are now available in both white and RGB. Models include the 30-watt LUXMAN™-12-WHT (1,680 lumens), the 60-watt LUXMAN™-16-WHT (2,240 lumens), the LUXMAN™-24-WHT (3,360 lumens) and the
LUXMAN™-36-WHT (5,040 lumens). Also available is the 30-watt LUXMAN™-RGB.

• LUXMAN™-HB Series High Bay Lights: This series of LED high bay lights are for auditorium, factory or warehouse lighting. Models include the LUXMAN™-HB-100 (100 watts; 5,600 lumens), the LUXMAN™-HB-150 (150 watts; 8,400 lumens) and the LUXMAN™-HB-180 (180 watts; 10,080 lumens).

• LUXMAN™-SL Series Street Lights: The LUXMAN™-SL Series LED Street Lights are IP67 rated and provide lighting for streets, alleys, courtyards, parks and walkways. Ten models are available: the
LUXMAN™-SL-3x4 (30 watts; 1,680 lumens), LUXMAN™-SL-3x5 (37 watts; 2,100 lumens),
LUXMAN™-SL-3x6 (45 watts; 2,540 lumens), LUXMAN™-SL-3x7 (52 watts; 2,940 lumens),
LUXMAN™-SL-6x3 (45 watts; 2,520 lumens), LUXMAN™-SL-6x4 (60 watts; 3,360 lumens),
LUXMAN™-SL-6x6 (90 watts; 5.040 lumens), LUXMAN™-SL-6x8 (120 watts; 6,720 lumens),
LUXMAN™-SL-6x10 (150 watts; 8,400 lumens) and LUXMAN™-SL-6x12 (180 watts; 10,080 lumens).

• STARSTREAM™ Single-Color Light Strips: The STARSTREAM™ Single-Color light strip is a
24VDC flexible strip available in warm white (3000k) and daylight white (5000k), red, green, blue and amber. The maximum usable length of the single-color light strips is 30 meters.

• STARSTREAM™-24-E Single-Color Light Strips: The STARSTREAM™-E Single-Color light strip is a 24VDC flexible strip with the SMD-type LEDs along the 6mm edge of the light strip instead of on the 12mm face as with the standard STARSTREAM-24 single-color light strips. Each meter has
35 LEDs with a power consumption of 2.4 watts. They are available in warm white (3000k) and daylight white (5000k), red, green, blue and amber. The maximum usable length of the single-color light strips is 30 meters.

• STARSTRIP™-24 Single-Color Light Strips: The STARSTRIP™-24-WHT light strips are 24V light strips with 16 x SMD single-color LED in each 30 cm length of rigid aluminum alloy. Each 30 cm of length has 5 watts of power consumption and a lumen output of 180 lumens. They are available in warm white (3300k) and daylight white (5000k). They are available in lengths of 33.6, 63.6, 93.6 and 123.6 cm. Waterproof models with an IP67 protection rating are also now available.

• T5™. The T5™ is a 24V strip light 58 cm in length with 21 LEDs x 0.4W for a total of 8.4 watts.
Available in both warm white (3000k) and daylight white (6000k), the T5™ is ideal for office lighting, cabinet lighting or other small area lighting. Up to four T5™ light strips can be connected together.

• TB60™ Series Light Panels: High brightness T-bar 60x60 LED ceiling light panels are suitable for hotel, conference room, office, factory or other commercial lighting locations. The TB60™-40-WHT is a 40-watt ceiling light panel with 196 x 0.2W SMD LEDs and a lumen output of 1,900 lumens
(Typ.) for warm white and 2,300 lumens (Typ.) for cool white. The TB60™-60-WHT is a 60-watt ceiling light panel with 280 x 0.2W SMD LEDs and a lumen output of 2,700 lumens (Typ.) for warm white and 3,300 lumens (Typ.) for cool white. The TB60™-80-WHT is an 80-watt light panel with 168
x 0.4W SMD LEDs and a lumen output of 4,000 lumnes (Typ.) for warm white and 5,000 lumens
(Typ.) for cool white. Dimmable ceiling light panel models are available with a VR rotary dial dimmer and a remote control dimmer for 0~100% dimming. The light panels are available in warm white
(3000~3500k) and cool white (6000~6500k).

The TB60™ Series of LED ceiling panels are also now available with a diffusion panel.

• ZZ-BRIGHT™-WHT Channel Letter LEDs: ZZ-BRIGHT™ channel-letter LEDs are suitable for tube lights, box signage, 3D letters, decoration lighting and indirect lighting. The ZZ-BRIGHT™-215-
WHT has 2 high-brightness SMD-type LEDs on each PCB and the ZZ-BRIGHT™-415-WHT has 4 high-brightness SMD-type LEDs on each PCB. Both models have a constant current regulating IC to provide the same level of brightness, protect against power surges and extend the lifetime of the LEDs.
The PCBs have a water resistant coating that prevents water from entering the PCB and causing corrosion. They are available in warm white (3200k), daylight white (4000k) and cool white (6500k), as well as red, blue, green and amber.

4. Luminaires

• JEDSTAR™ Series: The JEDSTAR™ Series of luminaires are linear lamps with high power 1-watt
CREE Xlamps. The JEDSTAR™-MR10-WHT is 10cm with 3 x 1-watt LEDs and an MR plug. The
JEDSTAR™-CB12-WHT is 12cm with 3 x 1-watt LEDs and the JEDSTAR™-CB24-WHT is 24cm with 6 x 1-watt LEDs. The JEDSTAR™-CB12-WHT and JEDSTAR™-CB24-WHT luminaires are mounted with mounting clips. They are suitable for cabinet lighting, aircraft lighting or yacht lighting.

Manufacturers

We design and develop our LED lighting products using our own engineers and out-sourcing the manufacturing to vendors of different disciplines. These various vendors are all located in Taiwan. In order to secure a long-term supply and strategic partnership, we also make substantial investments or acquire equity in these vendors as well. We have made investments in manufacturers through our wholly owned subsidiary, ColorStars
Taiwan. The manufacturers we are currently invested in are Anteya Technology Corporation, a Taiwanese corporation (“Anteya”) and Fin-Core. Furthermore, we also utilize Jun Yee as a contract manufacturer to manufacture certain products of ours. As described in further detail in the Recent Transactions paragraph under the
Description of Business section, we no longer own any equity interest in Jun Yee. We have not entered into a written agreement for the manufacturing of our products with any of these manufacturers.

Since 2004, we have owned 20% of the outstanding common shares of Anteya. Anteya provides the OEM service to us for the TRISTAR, EZSTAR, R4, LUXMAN, and HB series of product lines. Anteya is an important strategic manufacturer for us as we rely upon Anteya for its expertise of LED packaging, electronic engineering and software design.

As described in further detail in the Recent Transactions paragraph under the Description of Business section, we own 20% of the outstanding common shares of Fin-Core. Fin-Core produces the BOBBY series of LED lamps for us. Additionally, Fin-Core develops high quality thermal management technology which is an integral part of LED lighting applications.

While we do not own any equity interest in Jun Yee, Jun Yee currently serves as an important contract manufacturer for us. Jun Yee produces the T5, TB, ZZ-BRITE, JEDSTAR and STARSTRIP series of LED lamps for us. Jun Yee provides a strategic advantage to us as Jun Yee’s manufacturing plants have state of the art surface mount device machines, testing labs, burn-in chambers, and complete assembly lines which allows for Jun-Yee to effectively and efficiently produce LED lighting products.

We are highly dependent upon the above mentioned manufacturers to produce our LED lighting products.
If production at any one of our manufacturers’ manufacturing plants is disrupted for any number of reasons, manufacturing yields may be adversely affected and we may be unable to meet our customer’s requirements.
Consequently, our customers may purchase LED lighting products from our competitors. This could result in significant loss of revenues and damage to our customer relationships, which could have a material adverse affect on our business, results of operations, and financial condition.

Distributors and Suppliers

We grant a small number of certain distributors the right in defined territories to distribute our products.
We have not entered into any written agreements with these distributors. As such, if our distributors are not adequately performing, we have the option to terminate our relationship at any time with them. Our distributors could also discontinue marketing and distributing our products with little or no notice. If our distributors were to discontinue marketing and distributing our products for any reason, we believe that, due to an abundance of distributors in the LED lighting product sector, we could find an alternative distributor within a short duration of time; however, until we locate another distributor, our business and results of operations could be adversely impacted.

We are not dependent on, nor expect to become dependent on, any one or a limited number of suppliers for essential raw materials or other items. Our manufacturing operations, which are outsourced to various companies, are located in Taiwan where there is an extensive infrastructure of companies supplying raw materials to the LED lighting industry.

Customers

We sell our products primarily to professional wholesale lighting distribution companies, some of whom are companies with many years of experience distributing traditional lighting products and some of whom are strictly distributors of LED lighting products and have fewer years of experience. We also distribute our LED lighting to lighting engineers engaged in specific lighting projects. We do not sell our products directly to end-
users.

Product Research and Development

We are engaged in the research and development of a variety of products to extend our lines of consumer and professional lighting products. Among these products are A19 LED light bulbs, LED down light fixtures, and
LED spot lights for commercial and residential applications. During the past two fiscal years, we spent approximately $33,349 in 2008 and $56,167 in 2009 on research and development.

Competition

We sell our products globally primarily to lighting distributors selling LED lamps and lighting fixtures for commercial lighting. As illustrated in the Next Generation Lighting Industry Alliance (“NGLIA”) report, we expect this market to grow rapidly, especially as incandescent and fluorescent lamps are replaced by LEDs in commercial lighting because of energy savings, greater design flexibility, the elimination of pollutants, greater ruggedness, longer lifetimes and lack of catastrophic failures.

According to the NGLIA, an industry consortium involved in solid-state-lighting (“SSL”) working in cooperation with the United States Department of Energy (“DOE”), the size of the domestic market for lamps (light bulbs), ballasts, lighting fixtures, and lighting controls is about $12 billion. Globally, this market is about $40 billion.

According to the NGLIA, the total electrical energy used for lighting equals the output of about 100 large power plants (More than 3X this amount is needed to produce the electricity). The cost of this electricity is about
$55 billion (2003).

The NGLIA also notes that, incandescent lamps, by far are the least efficient of the common lamp types, consume electrical energy equal to the output of more than 40 large power plants (according to the NGLIA website at www.nglia.org/documents/SSL-Benefits.pdf). According to the DOE, lighting accounts for 8% of all energy consumption in the United States and 22% of electricity nationwide. LEDs have the potential to reach 200 lm/W,

compared to the efficacies of incandescent lamps at 15 lm/W and fluorescent tubes at 90 lm/W. If solid-state lighting replaced all existing lights, the DOE estimates customer savings of $115 billion by 2025 and a 10% reduction in greenhouse emission gases (according to the NGLIA website at www.nglia.org/about.html).

The NGLIA believes that the energy saving prospect for the use of SSL systems is significant. They estimate that when SSL reaches certain efficiencies, the U.S. will save annually the output of about 30 large power plants, or about 6-7% of our country’s total electrical energy usage. This will result in a savings of $17 billion in annual electrical costs (at 2003 rates). They also note that the accompanying environmental benefits are substantial, and include a reduction in carbon dioxide emissions of 155 million tons, and about a million tons in combined nitrous oxides and sulfur dioxide (according to the NGLIA website at www.nglia.org/documents/SSL-Benefits.pdf).

Competition in the market in which we sell our products is primarily based on price and the frequent introduction of new products to the market using the latest available technology. Our outsourced manufacturing operations in Taiwan, as well as the location of our research and development staff in Taiwan, allows us to take full advantage of a well-developed infrastructure of high-technology companies and well-trained engineers in the SSL industry.

Our principal competitors are Nexxus Lighting (NEXS) and Lighting Science Group (LSCG.PK) in U.S.A.,
Philips (PHG), and Osram in Europe, and Toshiba, and Panasonic in Japan. We also expect increased competition from major traditional lighting companies such as General Electric (GE), Westinghouse, and Acuity Brands (AYI)
who have or are developing LED lighting products.

We believe that we can compete successfully with our competitors because of lower manufacturing costs and the close proximity of our research and development operations to one of the world's most advanced high-tech centers – Taipei – Hsinchu, Taiwan - which offers a supply of highly-trained engineers and the latest in SSL technology.

Strategy

Our primary objective is to:

(i) continue to expand our product line by utilizing our strong research and development capabilities to add new lighting options to our current product range that includes low cost and/or low energy lighting for commercial and residential lighting applications. Among these products are a series of LED bulbs for the direct replacement of incandescent bulbs or compact fluorescent lamps (“CFL”). These LED bulbs range from 5 watts to 12 watts and will directly replace 35~60-watt incandescent bulbs or 10~25 watt CFL lamps.

(ii) continue to expand our distribution channels in both existing and new markets internationally by utilizing both direct and indirect sales organizations. We believe that our utilization of Fin-Core and June Yee as contract manufacturers will not only strengthen and broaden the Company’s product offerings but will also help with our expansion in the US market. We believe, based on our market research, that there is a high demand for commercial and advertising LED lighting products in the U.S. markets. As Fin-Core and Jun Yee manufacture commercial and advertising LED lighting products, we consequently believe that our relationship with these companies will help with our expansion into this market.

Favorable factors that will enhance our marketing position and increase revenues are the continuing trends of price reductions of LED chips and the technological improvements in the increased lumen output of LEDs. Both factors will increase the speed in which LED lights are adopted in both commercial and residential lighting.

Connecticut legislation was proposed by state Representative Mary M. Mushinsky (D-
Wallingford) encouraging the use of energy efficient lighting sources.

New Jersey Assemblyman Larry Chatzidakis introduced a bill on February 8, 2007 that calls for the state to switch to fluorescent lighting in government buildings over the next three years. Mr.
Chatzidakis said, "The light bulb was invented a long time ago and a lot of things have changed since then.
I obviously respect the memory of Thomas Edison, but what we're looking at here is using less energy.”

Federal Legislation

Many of these state efforts became moot when the federal government enacted the Energy
Independence and Security Act of 2007 in December 2007, requiring all general-purpose light bulbs that produce 310–2600 lumens of light be 30% more energy efficient (similar to current halogen lamps) than current incandescent bulbs beginning in 2012 and continuing through 2014. The efficiency standards will start with 100-watt bulbs in January 2012 and end with 40-watt bulbs in January 2014.

Bulbs outside this range, that is, light bulbs historically less than 40 Watts or more than 150 Watts are exempt from the restrictions. Also exempt are several classes of specialty lights including appliance lamps, "rough service" bulbs, 3-way, colored lamps, and plant lights.

By 2020, a second tier of restrictions would become effective; which requires all general-purpose bulbs to produce at least 45 lumens per watt (similar to current CFLs). Exempt from the Act are reflector
"flood", 3-way, candelabra, colored, and other specialty bulbs.

Americas

Argentina

In Argentina, selling and importing incandescent light bulbs will be forbidden starting December
31, 2010.

Canada

In April 2007, Ontario's Minister of Energy, Dwight Duncan, announced the provincial government's intention to ban the sale of incandescent light bulbs by 2012.

The provincial government of Nova Scotia stated in February 2007 that it would like to move towards banning incandescent light bulbs in the province.

Federal Environment Minister, John Baird, announced in April 2007 a plan to ban the sale of inefficient light bulbs by 2012. According to Mr. Baird, Canada will save $3 to $4 billion Canadian dollars over the lifetime of the new bulbs.

Cuba

Cuba exchanged all incandescent light bulbs for CFLs and banned the sale and import of them in
2005.

Venezuela

Venezuela phased out incandescent light bulbs in 2005.

Asia

Philippines

In February 2008, during her closing remarks at the Philippine Energy Summit, President Gloria
Macapagal Arroyo called for a ban of incandescent light bulbs by 2010 in favor of more energy-efficient fluorescent globes to help cut greenhouse gas emissions and household costs. If passed, the country will be the first in Asia to ban incandescent bulbs.

Europe

Switzerland banned the sale of all light bulbs of the Energy Efficiency Class F and G, which affects a few types of incandescent light bulbs. Most normal light bulbs are of Energy Efficiency Class E, and the Swiss regulation has exceptions for various kinds of special-purpose and decorative bulbs.

The Irish government was the first European Union (EU) member state to ban the sale of incandescent light bulbs. It was later announced that all member states of the EU agreed to ban incandescent light bulbs by 2012.

The initial Europe wide ban only applies to 'non-directional' light bulbs, so it does not affect any bulbs with reflective surfaces (eg. spotlights or halogen down lighters). Bulbs will be banned in a phased approach. The first types of bulbs to be banned are non-clear (frosted) bulbs; these will be banned completely by September 2009. Also, in September 2009, clear bulbs over 100W must be made of more efficient types. This limit will be moved down to lower wattages, and the efficiency levels raised by the end of 2012. Also, the EU has given the target of 2016 to phase out Halogen bulbs, and any bulb available for purchase after the 2016 date must have at least a 'B' energy rating. The Finnish parliament has been discussing banning sales of incandescent light bulbs beginning in 2011.

The UK government announced in 2007 that incandescent bulbs would be phased out by 2011.

Russia

On October 8, 2009, Russian Economy Minister Elvira Nabiullina said that the government would ban the production and sale of all types of incandescent bulbs by 2014.

Oceania

Australia

In February 2007, Australia enacted a law that will ban most sales of incandescent light bulbs by
2010. The Australian Federal Government announced minimum energy performance standards (“MEPS”)
for lighting products. The new minimum standard efficiency level is 15 lumens per watt (lm/W). In
November 2008 the importation of non-compliant lighting (which includes some incandescent globes) into
Australia was banned, and in November 2009, the retail sale of non-compliant lighting was banned.
According to the current proposal all regular light bulbs and some other kinds of light bulbs sold from
October 2009 has to meet the new minimum energy performance standards. Incandescent light bulbs that meet the new standards, for example, high efficiency halogen bulbs, will continue to be available.

It is estimated that greenhouse gas emissions will be cut by 800,000 tonnes (Australia's current emission total is 564.7 million tonnes), a reduction of approximately 0.14%.

There have been some initiatives to encourage people to switch to compact fluorescent lamps.

New Zealand

In February 2007, then Climate Change Minister David Parker announced a similar proposal to the one in Australia, except that importation for personal use would have been allowed. However, the proposed ban was scrapped by the new government in December 2008 in a move that appears to have been politically motivated to distinguish the new government as being opposed to a 'nanny State' that tells its citizens what to do rather than a policy favoring incandescent bulbs.

Environmental Regulations

ENERGY STAR is a joint program of the U.S. Environmental Protection Agency and the U.S. Department
of Energy helping us all save money and protect the environment through energy efficient products and practices.

The Energy Star is awarded to only certain bulbs that meet strict efficiency, quality, and lifetime criteria.

Energy Star Qualified LED Lighting:
• Reduces energy costs — uses at least 75% less energy than incandescent lighting, saving on operating expenses.
• Reduces maintenance costs — lasts 35 to 50 times longer than incandescent lighting and about 2 to 5 times longer than fluorescent lighting. There are no bulb-replacements, no ladders, no ongoing disposal program.
• Reduces cooling costs — LEDs produce very little heat.
• Is guaranteed — comes with a minimum three-year warranty — far beyond the industry standard.
• Offers convenient features — available with dimming on some indoor models and automatic daylight shut-
off and motion sensors on some outdoor models.
• Is durable — won’t break like a bulb.
To qualify for Energy Star certification, LED lighting products must pass a variety of tests to prove that the products will display the following characteristics:
• Brightness is equal to or greater than existing lighting technologies (incandescent or fluorescent) and light is well distributed over the area lighted by the fixture.
• Light output remains constant over time, only decreasing towards the end of the rated lifetime (at least
35,000 hours or 12 years based on use of 8 hours per day).
• Excellent color quality. The shade of white light appears clear and consistent over time.
• Efficiency is as good as or better than fluorescent lighting.
• Light comes on instantly when turned on.
• No flicker when dimmed.
• No off-state power draw. The fixture does not use power when it is turned off, with the exception of external controls, whose power should not exceed 0.5 watts in the off state.

We are in the process of applying for the Energy Star certification for most of our products for general lighting applications.

Employees

As of ~~December 6, 2010~~January 14, 2011, we had a total of 11 full-time employees and 1 part-time employee. There are no collective bargaining agreements between us and our employees. We do not have any supplemental benefits or incentive arrangements for employees at the present time. Such benefits and arrangements will be considered and developed over the next 12 months.

Reports to Security Holders

We will be a reporting company and will comply with the requirements of the Exchange Act. We will file quarterly and annual reports and other information with the SEC, and we will send a copy of our annual report together with audited consolidated financial statements to each of our shareholders.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference
Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the
Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 1A. Risk Factors.

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our common stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occurs, our business, financial condition or results of operations could be seriously harmed. The trading price of our common stock could, in turn, decline, and you could lose all or part of your investment.

RISK FACTORS CONCERNING OUR BUSINESS AND OPERATIONS:

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO
PREDICT OUR FUTURE PERFORMANCE BASED ON OUR CURRENT OPERATIONS.

We have a limited operating history upon which investors may base an evaluation of our potential future performance. As a result, there can be no assurance that we will be able to develop consistent revenue sources, or that our operations will be profitable. Our prospects must be considered in light of the risks, expense and difficulties frequently encountered by companies in an early stage of development.

We must, among other things, determine appropriate risks, rewards and level of investment in each project, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations and financial condition.

OUR PROFITS HAVE BEEN INCONSISTENT. THERE IS NO ASSURANCE THAT WE WILL BE
PROFITABLE IN THE FUTURE.

During the twelve month period ended December 31, 2009, we incurred a net loss of $913. During the twelve month period ended December 31, 2008, we incurred a net gain of $149,708. As evidenced by the aforementioned financial results, we may not be able to maintain profitability on a consistent basis. Furthermore, we cannot be sure that we will achieve profitability in fiscal year 2010 or thereafter. Continuing losses may exhaust our capital resources and force us to discontinue operations.

WE COULD CEASE TO OPERATE AS A GOING CONCERN.

We have had and could have in the future losses, deficits and deficiencies in liquidity, which could impair our ability to continue as a going concern.

Our long-term viability as a going concern is dependent on certain key factors, as follows:

-- Our ability to continue to obtain sources of outside financing that will supplement current revenue and allow us to continue to develop and market our products.
-- Our ability to increase profitability and sustain a cash flow level that will ensure support for continuing operations as well as to continue to develop and market our products.

THE CURRENT ECONOMIC DOWNTURN AND UNCERTAINTY AND TURMOIL IN THE EQUITY AND
CREDIT MARKETS COULD CONTINUE TO ADVERSELY IMPACT OUR CLIENTS, DIMINISH THE
DEMAND FOR OUR PRODUCTS, AND HARM OUR OPERATIONS AND FINANCIAL PERFORMANCE.

The lighting markets in which we sell our LED lighting devices have experienced rapid evolution and growth in recent years, but have been negatively affected by the downturn in the general economy. The current economic downturn has harmed, and could continue to harm, the economic health of our clients and consequently decrease the demand for our products, particularly in the public and private infrastructure, retail and hospitality, consumer and commercial, and architecture and architainment markets. Further, some of our present customers and potential future customers have informed us that they may not purchase our products unless or until they receive funds pursuant to the legislative initiatives promulgated under the American Recovery and Reinvestment Act of
2009. The persistence of the economic downturn also may cause reductions or elimination of utility and government energy efficiency incentive programs used to partially fund the costs of customer projects. In addition, increased competition during the current economic downturn may result in lower sales, reduced likelihood of profitability, and diminished cash flow to us.

WE MAY NEED ADDITIONAL FINANCING WHICH WE MAY NOT BE ABLE TO OBTAIN ON
ACCEPTABLE TERMS. IF WE ARE UNABLE TO RAISE ADDITIONAL CAPITAL, AS NEEDED, THE
FUTURE GROWTH OF OUR BUSINESS AND OPERATIONS WOULD BE SEVERELY LIMITED.

A limiting factor on our growth, including its ability to penetrate new markets, attract new customers, and deliver products and services in the commercial lighting market, is our limited capitalization compared to other companies in the industry. While we are currently able to fund all basic operating costs it is possible that we may require additional funding in the future to achieve all of our proposed objectives.

If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock. If additional funds are raised by the issuance of debt or other equity instruments, we may become subject to certain operational limitations (for example, negative operating covenants). There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all. Our ability to develop our business, fund expansion, develop or enhance products or respond to competitive pressures, could suffer if we are unable to raise the additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

WE ARE SUBSTANTIALLY DEPENDENT UPON THE SUCCESS AND MARKET ACCEPTANCE OF LED
TECHNOLOGY. THE FAILURE OF THE LED MARKET TO DEVELOP AS WE ANTICIPATE WOULD
ADVERSELY AFFECT OUR BUSINESS.

Our success is largely dependent on increased market acceptance of LED lighting. Potential customers for
LED lighting systems may be reluctant to adopt LED lighting as an alternative to more traditional lighting technologies that are available in the market. If acceptance of LED lighting does not continue to grow, then our revenues may be significantly reduced.

IF WE ARE UNABLE TO DEVELOP NEW PRODUCTS, OUR COMPETITORS MAY DEVELOP AND
MARKET PRODUCTS WITH BETTER FEATURES THAT MAY REDUCE DEMAND FOR OUR POTENTIAL
PRODUCTS.

LED technology market is rapidly evolving. Our failure to respond effectively to changes in technology, customer requirements or industry standards could render our products less competitive or obsolete. We may not be able to introduce any new products or any enhancements to our existing products on a timely basis, or at all. In addition, our introduction of new products could adversely affect the sales of certain of our existing products. If our competitors develop innovative lighting technology that are superior to our products or if we fail to accurately anticipate market trends and respond on a timely basis with our own innovations, we may not achieve sufficient growth in our revenues to attain profitability.

PRODUCT DEFECTS COULD CAUSE US TO INCUR SIGNIFICANT PRODUCT LIABILITY, WARRANTY,
AND REPAIR AND SUPPORT COSTS, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR
BUSINESS.

Although we rigorously test our products, defects may be discovered in future or existing products. These defects could cause us to incur significant warranty, support and repair costs and divert the attention of our research and development personnel. It could also significantly damage our reputation and relationship with our distributors and customers which would adversely affect our business. In addition, such defects could result in personal injury or financial or other damages to customers who may seek damages with respect to such losses. A product liability claim against us, even if unsuccessful, would likely be time consuming and costly to defend.

WE DEPEND ON KEY EMPLOYEES AND PERSONNEL TO OPERATE OUR BUSINESS, WHICH COULD
ADVERSELY AFFECT OUR ABILITY TO OPERATE IF WE ARE UNABLE TO RETAIN OR REPLACE
THESE PERSONS.

Our future success is largely dependent upon our existing management team. The loss of any of our officers or directors through injury, death or termination of employment could result in the investment of significant time and resources for recruiting and replacement. We do not maintain and key man insurance on the lives of our executive officers for our benefit. Additionally, the loss of the services of our executive officers could have a serious and adverse effect on our business, financial condition and results of operations. There is also no assurance that as we grow, the existing team can successfully manage our growth or that we can attract the new talent that will be necessary to run the Company at a high level. Our success will also depend upon our ability to recruit and retain additional qualified senior management personnel. Competition is intense for highly skilled personnel in our industry and, accordingly, no assurance can be given that we will be able to hire or retain sufficient personnel.

BECAUSE WE DO NOT HAVE A CHIEF FINANCIAL OFFICER, WE MAY NOT BE ABLE TO COMPLY
WITH THE REPORTING REQUIRMENTS OF U.S. SECURITIES LAWS WHICH COULD ADVERSELY
IMPACT OUR BUSINESS OPERATIONS.

We do not currently have a chief financial officer. As we do not have a chief financial officer, we may not be able to establish and maintain adequate internal controls over financial reporting or have the ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. Additionally, we may not be able to implement programs and policies in an effective and timely manner that adequately responds to the legal, regulatory compliance, and reporting requirements of a reporting company. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities and Exchange Act of 1934. If we were to fail to comply with such requirements, our ability to exist as a reporting company would be in jeopardy, in which event, our business operations could be adversely impacted.

WE FACE COMPETITION FROM SEVERAL SOURCES, WHICH MAY MAKE IT MORE DIFFICULT TO
INTRODUCE NEW PRODUCTS INTO THE COMMERCIAL LIGHTING MARKET.

The market segments in which we compete are rapidly evolving and intensely competitive, and have many competitors in different industries, including both lighting and energy industries. These competitors include market-
specific retailers and specialty retailers. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to operate with a lower cost structure, and may be able to adopt more aggressive pricing policies. Competitors in both the retail lighting and energy industries also may be able to devote more resources to technology development and marketing than we can.

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK IN THE FUTURE, WHICH COULD CAUSE
DILUTION TO ALL SHAREHOLDERS.

We may seek to raise additional equity capital in the future. Any issuance of additional shares of our common stock will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock.

WE UTILIZE MANUFACTURERS TO MANUFACTURE CERTAIN OF OUR PRODUCTS AND ANY
DISRUPTION IN THESE RELATIONSHIPS MAY CAUSE US TO FAIL TO MEET OUR CUSTOMERS’
DEMANDS AND MAY DAMAGE OUR CUSTOMER RELATIONSHIPS.

Although we design and develop our LED lighting products, we currently depend on our manufacturers,
Jun Yee, Fin-Core, and Anteya, to manufacture our products at plants located in Taiwan. These manufacturers provide the necessary facilities and labor to manufacture our products. Our reliance on contract manufacturers involves certain risks, including the following:

• lack of direct control over production capacity and delivery schedules;
• lack of direct control over quality assurance, manufacturing yields and production costs; and
• risk of loss of inventory while in transit.

As our manufacturers manufacture 100% of our LED lighting products, if our manufacturers were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, manufacturing yields would be adversely affected and we would experience delays in the manufacture and shipment of our products until alternative manufacturing services could be contracted or internal manufacturing processes could be implemented. To qualify a new manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production may be a costly and time-consuming process. If we are required or choose to change manufacturers for any reason, our revenue, gross margins and customer relationships could be adversely affected.

IF CRITICAL COMPONENTS AND RAW MATERIALS THAT WE UTILIZE IN OUR PRODUCTS BECOME
UNAVAILABLE, WE MAY INCUR DELAYS IN SHIPMENT THAT COULD DAMAGE OUR BUSINESS.
The principal raw materials used in the manufacture of our products are LEDs, a variety of standard electrical components, printed circuit boards, wire, plastics for optics, metal for housings and heat sinks. From time to time, LEDs have been in short supply due to demand, binning restrictions and production constraints. Any significant interruption in the supply of these raw materials could have a material adverse effect upon us.
The principal raw materials used in the manufacture of the LEDs used in our products are silicon wafers, gold wire, lead frames, and a variety of packages and substrates, including metal, printed circuit board, flex circuits, ceramic and plastic packages and phosphors. From time to time, particularly during periods of increased industry-
wide demand, silicon wafers and other materials have been in short supply. Any significant interruption in the supply of these raw materials could have a material adverse effect upon us.

WE ARE SUBJECT TO LEGAL, POLITICAL AND ECONOMIC RISKS ABROAD.

Our financial condition and operating results could be significantly affected by risks associated with international activities, including economic and labor conditions, political instability, laws (including U.S. taxes on foreign subsidiaries), changes in the value of the U.S. dollar versus local currencies, differing business cultures and foreign regulations that may conflict with domestic regulations.
We believe that there are many barriers and risks to operating successfully in the international marketplace, including the following:
• intellectual property protection risks;
• employment law risks;
• differing contracting process including the ability to enforce agreements;
• foreign currency risks;
• increased dependence on foreign manufacturers, shippers and distributors;

• compliance with multiple, conflicting and changing governmental laws and regulations; and
• import and export restrictions and tariffs.

RISK FACTORS CONCERNING INVESTMENT IN OUR COMPANY:

THERE IS CURRENTLY NO TRADING MARKET FOR SHARES OF OUR COMMON STOCK.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended (the
“Securities Act”) and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

OUR COMMON STOCK IS DEEMED TO BE "PENNY STOCK," WHICH MAY MAKE IT MORE DIFFICULT
FOR INVESTORS TO SELL THEIR SHARES DUE TO SUITABILITY REQUIREMENTS.

The SEC has adopted regulations that define a “penny stock”, generally, to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock has been less than $5.00 per share. This designation requires any broker or dealer selling our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.
These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of stockholders to sell their shares. In addition, since our common stock is currently quoted on the Pink Sheets, stockholders may find it difficult to obtain accurate quotations of our common stock, may experience a lack of buyers to purchase our shares or a lack of market makers to support the stock price.

FUTURE SALES BY OUR STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE AND OUR
ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

Sales of our common stock in the public market could lower our market price for our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that management deems acceptable or at all.

THERE IS LIMITED LIQUIDITY IN OUR SHARES.

Historically, the volume of trading in our common stock has been low. A more active public market for our common stock may not develop or, even if it does in fact develop, may not be sustainable. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control. These factors include:

· the announcement of new products or product enhancements by us or our competitors;

· developments concerning intellectual property rights and regulatory approvals;

· quarterly variations in our results of operations or the results of operations of our competitors;

· developments in our industry; and

· general market conditions and other factors, including factors unrelated to our own operating performance.

Recently, the stock market in general has experienced extreme price and volume fluctuations. Continued
market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of our shares. Price volatility may be worse if the trading volume of our common stock is low.

THE CONCENTRATED OWNERSHIP OF OUR CAPITAL STOCK MAY BE AT ODDS WITH YOUR
INTERESTS, AND HAVE THE EFFECT OF DELAYING OR PREVENTING A CHANGE IN CONTROL OF
OUR COMPANY.

Our common stock ownership is highly concentrated. Our directors, officers, key personnel and their affiliates as a group beneficially own or control the vote of approximately 25.65% of our outstanding capital stock, and have a strong influence over the Company. They will be able to continue to have a strong influence over all matters affecting the Company, including the election of directors, formation and execution of business strategy and approval of mergers, acquisitions and other significant corporate transactions, which may have an adverse effect on the stock price. They may have conflicts of interest and interests that are not aligned with yours in all respects. As a result of the concentrated ownership of our stock, a relatively small number of shareholders, acting together, will have a strong influence on all matters requiring shareholder approval. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our Company. It may affect the market price of our common stock.

OUR BYLAWS PROVIDE FOR INDEMNIFICATION OF OUR OFFICERS AND DIRECTORS.

Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Nevada law. Under Nevada law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Item 2. Financial Information.

(a) Liquidity and Capital Resources.

Our revenues are primarily derived from sales of the LED devices and systems described above. Although our financial results are mainly dependent on sales, general and administrative, compensation and other operating expenses, our financial results have also been dependent on the level of market adoption of LED technology as well as general economic conditions.
Lighting products remained relatively static for 50 years until recently, when lighting became one of the last major markets to be transformed substantially by new technology. Because LED technology remains an emerging and expensive technology that has only recently become more economically viable, market adoption has been slow. Given the current economic downturn, liquidity has been constrained forcing institutions and individuals to substantially reduce capital spending to focus only on critical path expenditures. LED lighting products have been a discretionary rather than mandatory investment, and as a result, sales of our devices and systems have been negatively impacted. We believe that as the global economy grows and provides institutions and individuals with greater liquidity, sales of our devices and systems will increase.
Increased market awareness of the benefits of LED lighting, increasing energy prices and the social movement influencing individuals and institutions towards greater investment in energy-efficient products and services will have, we believe, an increasingly positive impact on our sales in the future. Additionally, we intend to utilize our strategic partnerships to help us reduce the component and production costs of our devices and systems in order to offer them at competitive prices. Further, we believe our ability to provide attractive financing options to our clients with respect to the purchase of our devices and systems will positively affect our sales. Similar to many manufacturing companies, we expect to benefit from economies of scale, meaning that as unit sales increase, our cost of production per unit should decrease, which would positively impact our financial results. Our financial results for recent periods, however, do not support this contention. We believe that this contention is not supported because of our prior investments in Fin-Core and Jun Yee. Fin-Core and Jun Yee, as manufacturing factories, have lower gross margins. As a result, these lower gross margins cause the overall gross margin from the previous period

We plan on spending $200,000.00 for capital expenditures in 2010 for the purchase and setup of the equipment used for the electric and photometric measurement for solid-state-lighting devices. This equipment includes the integrating sphere, chroma-meters, and software.

Net cash (used in) provided by operating activities. During the fiscal year ended December 31, 2009, net cash used in operating activities was $286,184 compared with $128, 443 provided by operating activities for the fiscal year ended December 31, 2008. The cash flow used in operating activities in the fiscal year ended December
31, 2009 was primarily the result of an increase in cash used for inventories, prepaid expenses and other current assets, and receipts in advance and other current liabilities. The cash flow provided by operating activities in the fiscal year ended December 31, 2008 was primarily the result of the cash provided by accounts payable, accrued expenses, and receipts in advance and other current liabilities.

Net cash used in investing activities. During the fiscal year ended December 31, 2009, net cash used in investing activities increased to $1,421,054 compared with $579,985 for the fiscal year ended December 31, 2008.
The increase in net cash used in investing activities was a result of $940,612 used for acquisitions during the fiscal year ended December 31, 2009.

Net cash provided by financing activities. During the fiscal year ended December 31, 2009, net cash provided by financing activities decreased to $1,389,601 compared with $1,752,615 for the fiscal year ended
December 31, 2008. This decrease in net cash provided by financing activities was a result of financing proceeds from stockholder, repayment of bank loan, and increase of notes payable.

We experienced significant changes in our levels of current assets, liabilities as well as account receivables, inventories and account payables in fiscal year 2009 compared to fiscal year 2008. These significant changes were primarily due to our acquisitions of Fin-Core and Jun Yee in 2009. As a result of our acquisitions of Fin-Core and
Jun Yee, our consolidated operating income in 2009 increased by approximately $2,050,000, and our consolidated operating costs and administrative expenses increased by $2,100,000.

Net cash (used in) provided by operating activities. During the six months ended June 30, 2010, net cash used in operating activities was $306,313 compared with $293,952 used in operating activities for the six months ended June 30, 2009. The cash flow used in operating activities in the six months ended June 30, 2010 was primarily the result of an increase in cash used for inventories, prepaid expenses and other current assets, and receipts in advance and other current liabilities. The cash flow used in operating activities in the six months ended
June 30, 2009 was primarily the result of increase in accounts

Net cash used in investing activities. During the sixth months ended June 30, 2010, net cash used in investing activities decreased to $173, 510 compared with $761, 040 for the sixth months ended June 30, 2009. The decrease in net cash used in investing activities was a result of the addition of fixed assets.

Net cash provided by financing activities. During the sixth months ended June 30, 2010, net cash used in financing activities was $18,819 compared with $1,003,084 provided by financing activities for the sixth months ended June 30, 2009.

Net cash (used in) operating activities. During the three months ended September 30, 2010, net cash used in operating activities was $(172,987) compared with $(25,123) for the three months ended September 30, 2009.
The cash flow used in operating activities in the three months ended September 30, 2010 was primarily the result of changes in inventory. The cash flow used in operating activities in the three months ended September 30, 2009 was primarily the result of changes in inventory, accounts payable, and accounts receivable.

Net cash provided by (used in) investing activities. During the three months ended September 30, 2010, net cash provided by investing activities was $32,349 compared with $(658,082) used in investing activities for the three months ended September 30, 2009. The decrease in net cash used in investing activities was a result of less investment in 2010, and the sale of 30.4% of Fin-Core equity.

We are filing this Form 10 as we believe that there are certain perceived benefits to voluntarily registering our securities pursuant to the Securities Exchange Act of 1934 and becoming a reporting company. The benefits are thought to include the following:

• increased visibility in the financial community;
• the facilitation of borrowing from financial institutions;
• increased valuation;
• greater ease in raising capital;
• compensation of key employees through stock options for which there may be a market valuation; and
• enhanced corporate image.

(b) Results of operations.

Comparison of Fiscal Year Ended December 31, 2009 to Fiscal Year Ended December 31, 2008

Net Sales. Net sales increased to $4,695,095 for the year ended December 31, 2009 from $2,170,106 for the year ended December 31, 2008. The increase in sales was due to global sales growth and the consolidated revenues from
Jun Yee Industrial Co. Ltd.

Cost of Goods Sold. Cost of goods sold increased to $3,221,525 for the year ended December 31, 2009 from
$1,393,262, for the year ended December 31, 2008. The increase in cost of goods sold was due to an increase of overall sales of goods.

Gross Profit. Gross profit increased to $1,473,570 for the year ended December 31, 2009 from $776,844 for the year ended December 31, 2008. The increase in gross profit was due to the lower gross margin structures of Jun Yee
Industrial Co., Ltd., who provides mostly electronic manufacturing services (“EMS”) to its customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to
$1,323,228 for the year ended December 31, 2009 from $597,000.00 for the year ended December 31, 2008. The increase in selling, general and administrative expenses are primarily related to the expansion of global marketing activities such as participating in advertisement, trade shows and the establishment of the US sales office in Irvine,
California.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $93,596.00 for for the year ended December 31, 2009 from $10,332 for the year ended December 31, 2008 reflecting that some properties or equipment were added during this period, especially from the acquisition of Jun Yee Industrial Co.,
Ltd.

Interest Expense. Interest expense increased to $17,481.00 for the year ended December 31, 2009 compared with
$6,285.00 for the year ended December 31, 2008. The increase in interest expense was due to the increase of a bank loan.

Net Income (loss). For the year ended December 31, 2009, we incurred a net loss of $913 as compared to a net gain of $149,708 for the year ended December 31, 2008.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to
$1,004,559 for the six months ended June 30, 2010 from $444,047 for the six months ended June 30, 2009. The increase in selling, general and administrative expenses are primarily related to the general and administrative expenses incurred from our recently acquired subsidiaries, and the expansion of global marketing activities such as participating in advertisement, trade shows and the establishment of the US sales office in Irvine, California.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $93,596.00 for for the six months ended June 30, 2010 from $21,684 for the six months ended June 30, 2009 reflecting that some properties or equipment were added during this period, especially from the acquisition of Jun Yee.

Interest Expense. Interest expense increased to $21,778 for the six months ended June 30, 2010 compared with
$3,246 for the six months ended June 30, 2009. The increase in interest expense was due to the increase of a bank loans due to the acquisition of Fin-Core and Jun Yee.

Net Income (loss). For the six months ended June 30, 2010, we incurred a net loss of $160,920 as compared to a net gain of $65,796 for the sixth months ended June 30, 2009. The decrease in profit or increase in loss is due to the operations of the newly acquired subsidiaries. February is the month when the Chinese New Year’s holiday occurs and all of our factories are closed for one week, while the employees are paid with an extra month of salary. Also, the relocation of the Jun Yee factory in February of 2010 has increased the direct labor costs and reduced the productivity for the first quarter of 2010.

Comparison of Three Months Ended June 30, 2010 and June 30, 2009

Net Sales. Net sales increased to $1,886,549 for the three months ended June 30, 2010 from $751,652 for the three months ended June 30, 2009. The increase in sales was due to our global sales growth and the revenue generated by
Fin-Core and Jun Yee. The net sales for the three months ended June 30, 2010 increased 151% from the three months ended June 30, 2009.

Cost of Goods Sold. Cost of goods sold increased to $1,315,462 for the three months ended June 30, 2010 from
$485,951, for the three months ended June 30, 2009. The increase in cost of goods sold was due to the increase of overall sales. The cost of goods sold for the three months ended June 30, 2010 increased 171% from the three months ended June 30, 2009.

Gross Profit. Gross profit increased to $571,087 for the three months ended June 30, 2010 from $265,701 for the three months ended June 30, 2009. The increase in gross profit was due to an overall increase in net sales for the three months ended June 30, 2010. However, the gross margin percentage decreased to 30.27%, compared to the gross margin percentage of 35.35% for the same period in 2009. The decrease in gross profit percentage was due to the consolidation of the operational results for Fin-Core and Jun Yee. As Fin-Core and Jun Yee are engaged in LED lighting manufacturing services, their gross margin percentage is generally lower than the gross margin percentage for the product sales and system integration services provided by us.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $562,855 for the three months ended June 30, 2010 from $217,670 for the three months ended June 30, 2009. The increase in selling, general and administrative expenses are primarily related to the consolidation of the expenses from Fin-Core and Jun Yee. Also, there were additional expenses incurred for the operation of our sales office in Irvine, California.

Interest Expense (net). Interest expense increased to ($12,615) for the three months ended June 30, 2010 compared with ($1,442) for the three months ended June 30, 2009. The increase in interest expense was due to the additional interest expense of the short-term and long-term bank loans acquired from the acquisition of Fin-Core and Jun Yee.

Net Income (loss). For the three months ended June 30, 2010, we incurred a net gain of $1,720 as compared to a net gain of $4,351 for the three months ended June 30, 2009. The decrease in profit is mainly due to an increase in research and development expenses. The research and development expenses increased to $44,655 for the three month ended June 30, 2010 from $12,720 for the same reporting period in 2009.

Comparison of Nine Months Ended September 30, 2010 to Nine Months Ended September 30, 2009

Net Sales. Net sales increased to $4,825,540 for the nine months ended September 30, 2010 from $2,843,968 for the nine months ended September 30, 2009. The increase in sales was due to an overall increase in sales and the acquisition of Jun Yee Industrial Co., Ltd.

Cost of Goods Sold. Cost of goods sold increased to $3,419,955 for the nine months ended September 30, 2010 from $1,827,640, for the nine months ended September 30, 2009. The increase in cost of goods sold was due to an increase of sales.

Gross Profit. Gross profit increased to $1,405,585 for the nine months ended September 30, 2010 from $1,016,328 for the nine months ended September 30, 2009. The increase in gross profit was due to an increase of sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to
$1,327,854 for the nine months ended September 30, 2010 from $835,924 for the nine months ended September 30,
2009. The increase in selling, general and administrative expenses are primarily related to the acquisition of Jun Yee
Industrial Co. Ltd.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $107,764 for the nine months ended September 30, 2010 from $30,440 for the nine months ended September 30, 2009 reflecting that impact of the acquisition of Jun Yee Industrial Co., Ltd.

Interest Expense. Interest expense increased to $31,301 for the nine months ended September 30, 2010 compared with $8,271 for the nine months ended September 30, 2009. The increase in interest expense was due to the increase of borrowing from the acquisition of Jun Yee Industrial Co. Ltd.

Net Income (loss). For the nine months ended September 30, 2010, we incurred a net gain of $166,286 as compared to a net gain of $71,173 for the nine months ended September 30, 2009. The increase in net income was a result of the sale of 30.4% of our common shares of Fin-Core to Meiloon Industrial Co., Ltd.

Comparison of Three Months Ended September 30, 2010 to Three Months Ended September 30, 2009

Net Sales. Net sales increased to $1,519,729 for the three months ended September 30, 2010 from $1,359,004 for the three months ended September 30, 2009. The increase in sales was due to an increase of sales volume in Europe and other regions including Australia and Israel.

Cost of Goods Sold. Cost of goods sold increased to $948,549 for the three months ended September 30, 2010 from
$895,826, for the three months ended September 30, 2009. The increase in cost of goods sold was due to an increase of overall sales.

Gross Profit. Gross profit increased to $571,180 for the three months ended September 30, 2010 from $463,178 for the three months ended September 30, 2009. The increase in gross profit was due to an increase of overall sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $327,425 for the three months ended September 30, 2010 from $391,879 for the three months ended September 30, 2009. The decrease in selling, general and administrative expenses are primarily related to a decrease in marketing and trade show expenses.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion increased to $12,842 for the three months ended September 30, 2010 from $8,756 for the three months ended September 30, 2009 as a result of new machinery and office equipment that were purchased.

Interest Expense. Interest expense increased to $9,896 for the three months ended September 30, 2010 compared with $5,263 for the three months ended September 30, 2009. The increase in interest expense was due to an increase in borrowing and interest rates.

Net Income (loss). For the three months ended September 30, 2010, we incurred a net gain of $344,773 as compared to a net gain of $5,376 for the three months ended September 30, 2009. The increase in net income was a result of the sale of 30.4% of our common shares of Fin-Core to Meiloon Industrial Co., Ltd.

A detailed revenue breakdown for the six months ended June 30, 2009, and June 30, 2010 and nine months ended
September 30, 2009 and September 30, 2010 for Fin-Core and Jun Yee is disclosed in the charts below:

HSIU-FU LIU, age 55, has been serving on our board since December 2008. Mr. Liu currently serves as the chairman of Hsuhta Industrial Group, a company that owns and operates many precision plastic moulding and injection companies in Taiwan and China. Mr. Liu graduated from Hsinchu Technical high school in 1973.

MEI-YING (EASTER) CHIU, age 57, has served as our Secretary since 2004. Prior to joining us, Ms. Chiu was
Vice President of Sales and Marketing for 5E Chemical Co., Ltd. from 2003 to 2004, Manager of Marketing for
Tingya Engineering from 2001 to 2003, Project Manager for Stone & Webster Taiwan from 1999 to 2001 and
Project Manger for Gibsin Engineering Co., Ltd. from 1980 to1997. Ms. Chiu earned a Bachelor of Arts, Business
Administration from Mingchuan University, Taiwan in 2001 and a Master’s degree of Executive Management of
Business and Administration from Hong Kong Chinese University.

The business address for each of our officers and directors is 10F, No. 566 JungJeng Rd., Sindian City, Taipei
County 231, Taiwan, R.O.C.

Our bylaws authorize no less than one (1) and no more than seven (7) directors. We currently have three (3)
Directors.

(b) Family Relationships.

Mrs. Tsui-Ling Lee, an owner of 12.9% of our common stock, is the spouse of our Chairman of the Board and CEO, Mr. Wei-Rur Chen.

(c) Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of our Company during the past five years.

(d) Significant Employees.

None.

Item 6. Executive Compensation.

Board of Directors

All of our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Our executive officers are elected annually by the board of directors to hold office until the first meeting of the board following the next annual meeting of stockholders and until their successors are chosen and qualified.

Directors’ Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings but we do not pay our directors fees or other cash compensation for services rendered as a director

Our executive officers are currently earning compensation. Set forth below is the aggregate compensation for services rendered in all capacities to us during our fiscal years ended December 31, 2007, 2008 and 2009 by our executive officers. Except as indicated below, none of our executive officers were compensated in excess of
$100,000.

numbers of persons involved in such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, each purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received securities bearing a legend stating that such security is restricted pursuant to
Rule 144 of the 1933 Securities Act. (These restrictions ensure that the securities would not be immediately redistributed into the market and therefore not be part of a "public offering").

** This stock was issued for services. The services were valued at $0.001 per share.

Item 11. Description of Registrant’s Securities to be Registered.

(a) Common Stock.

The authorized capital stock of our Company consists of 450,000,000 shares of Common Stock, par value
$0.001 per share, of which there are 67,448,890 issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders.
Our stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by our
Board of Directors out of funds legally available. In the event of liquidation, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. Our stockholders do not have cumulative or preemptive rights.

(b) Preferred Stock.

Our Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of Preferred Stock, par value $0.001 per share, with designations, rights and preferences including rights to dividend, liquidation, conversion, voting, or other rights determined from time to time by our Board of Directors, without shareholder approval. Up to this point in time, we have not designated or issued any shares of Preferred Stock.

This description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to this
Form 10.

(c) Other Securities To Be Registered.

None

Item 12. Indemnification of Directors and Officers.

Article XI of our By-Laws provides that we shall indemnify our officers, directors, employees and agents to the extent permitted by the Nevada Revised Statutes. The indemnification provided in the By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 78.138(7) of the Nevada Revised Statutes (the “NRS”) provides, with limited exceptions, that:

1. A director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act of failure to act in his capacity as a director or officer unless it is proven that:

(a) His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

(b) His breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Section 78.7502 of the NRS permits the Company to indemnify its directors and officers as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action suit or proceeding if he:

(a) Is not liable pursuant to NRS 78.138; or

(b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, or that with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a) Is not liable pursuant to NRS 78.138; or

(b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the NRS provides for the authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses as follows:

1. Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a) By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification pursuant to NRS 78.502 and advancement of expenses authorized in ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS
78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers, and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and
Exchange Commission, such indemnification is against public policy and is unenforceable.

Item 13. Financial Statements and Supplementary Data.

The financial statement information, including the report of the independent registered public accounting firm, required by this Item 13 is attached as Exhibit 99.1 and is hereby incorporated into this Item 13 by reference.

Item 14. Changes in and Disagreements with Accountants and Financial Disclosure.

At this time, we do not have any changes in and disagreements with accountants and financial disclosure to report.

Item 15. Financial Statements and Exhibits.

(a) and (b)
INDEX TO EXHIBITS.

Exhibit Description

1

The accompanying notes are an integral part of the financial statements.

2

3

4

COLORSTARS GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT

(UNAUDITED)

(IN US$)

	Shares	Value	Additional Paid in capital	Accumulated other comprehensive income	Accumulated Deficit	Total Stockholder's equity
Balance, December 31, 2008	65,969,590	$65,970	$2,144,681	$12,312	$(644,803)	$1,578,160
Common Stock Subscribed	1,479,300	1,479	967,550	-	-	969,029
Foreign currency adjustment	-	-	-	64,000	-	64,000
Net income	-	-	-	-	32,556	32,556
Balance, December 31, 2009	67,448,890	$ 67,449	$3,112,231	$76,312	$(612,247)	$2,643,745
Foreign currency adjustment	-	-	-	66,473	-	66,473
Net income	-	-	-	-	233,060	233,060
Balance, September 30, 2010	67,448,890	$ 67,449	$3,112,231	$142,785	$(379,187)	$2,943,278

Formatted: Line spacing: single, Tab stops: 5.13", Left

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~~COLORSTARS GROUPAND SUBSIDIARIES~~
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Business and Basis of Presentation

Nature of Business – Circletronics Inc., now ColorStars Group (“the Company”), was incorporated in
Canada on January 21, 2005. Circletronics Inc., was redomiciled to Nevada and its name changed to
ColorStars Group on November 3, 2005. ColorStars Group owns 100% of the shares of ColorStars Inc.
The directors for the Company are Wei-Rur Chen, Hsiu-Fu Liu, and Mei-Ying Chiu.

Color Stars Inc. (Color Stars TW) was incorporated as a limited liability company in Taiwan, Republic of China in April 2003 and commenced its operations in May 2003. The Subsidiary is mainly engaged in manufacturing, designing and selling light-emitting diode and lighting equipment.

In February 2006, the Company, a non-operating company, entered into a share exchange agreement with Color Stars TW. The Company issued 30,000,000 shares at par value of $0.001 per share in exchange for all the outstanding shares of Color Stars TW. The share exchange between the
Company and Color Stars TW was accounted for as the exchange of equity interests between the entities under common control and has been accounted for as a reverse merger.

On July 5, 2010, the Company sold 30.4% equity interest in Fin-Core Corporation (FCC) to third party at consideration of NTD13,680,000 (equivalent to USD424,000). After disposal, equity interest of the Company in FCC decreased from 50.4% to 20%. The company ceased to have a controlling financial interest in FCC, the Company deconsolidated the FCC as of the date on which its control ceased. The Company accounted for the deconsolidation by recognizing, in net income, a gain attributable to the Company.

Basis of Presentation – The consolidated financial statements and footnotes are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been omitted pursuant to such rules and regulations although the management believes that the disclosures are adequate to make the information presented not misleading. These quarterly consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the Company’s
Annual Report for the year ended December 31, 2009. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments
(consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. The consolidated financial data as of
December 31, 2009 is derived from audited financial statements for the year ended December 31,
2009.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. As permitted under U.S. GAAP, interim accounting for certain expenses, including income taxes, are based on full year forecasts. Such amounts are expensed in full in the year incurred. For interim financial reporting purposes, income taxes are recorded based upon estimated annual effective income tax rates.

Certain prior year’s balances have been reclassified to conform to the current financial statement presentation.

9

COLORSTARS GROUPAND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Recently Issued Accounting Pronouncements

In August 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards
Update 2010-22 (ASU 2010-22), Accounting for Various Topics - Technical Corrections to SEC
Paragraphs - An announcement made by the staff of the U.S. Securities and Exchange Commission.
This Accounting Standards Update amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The
Company does not expect the provisions of ASU 2010-22 to have a material effect on its financial position, results of operation or cash flows.

In August 2010, the FASB issued ASU 2010-21, Accounting for Technical Amendments to Various
SEC Rules and Schedules: Amendments to SEC Paragraphs Pursuant to Release No. 33-9026:
Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies.
The Company does not expect the provisions of ASU 2010-21 to have a material effect on its financial position, results of operations or cash flows.

In February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards
Update (“ASU”) 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure
Requirements (amendments to ASC Topic 855, Subsequent Events). ASU 2010-09 clarifies that subsequent events should be evaluated through the date the financial statements are issued. In addition,
ASU 2010-09 no longer requires a filer to disclose the date through which subsequent events have been evaluated and is effective for financial statements issued subsequent to February 24, 2010. The provisions of ASU 2010-09 were adopted during the first quarter of 2010 and did not have a material impact on the Company’s consolidated financial statements.

Note 3 – Functional Currencies, Foreign Currency Translation and Comprehensive Income
(Loss)

Functional Currencies and Foreign Currency Translation – The functional currency for most of the
Company’s international operations is the U.S. dollar, the financial statements of the company’s foreign operations are translated into U.S. dollars for financial reporting purposes. The assets and liabilities of foreign operations whose functional currencies are not in U.S. dollars are translated at the period-end exchange rates, while revenues and expenses are translated at weighted-average exchange rates during the fiscal year. The cumulative translation effects are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity in the consolidated balance sheets.

Comprehensive Income (Loss) – U.S. GAAP generally requires that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as separate components of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income or loss. As of September 30, 2010, the components of comprehensive income or loss include net income (loss) only.

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13

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15

16

17

18

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COLORSTARS GROUPAND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Commitments

Operating Commitments — As of September 30, 2010, the Company had approximately $170,000 in non-cancelable rental agreements related to the lease of offices, located in Taiwan and California, US.

Note 14 – Subsequent Events

The Company evaluated all events subsequent to September 30, 2010 through the date of the issuance of the financial statements and concluded that there are no significant or material transactions to be reported.

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